===============================================================================

     As filed with the Securities and Exchange Commission on July 2, 1998

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 --------------

                                Amendment No. 1
                                       to
                                 SCHEDULE 13E-3
             Rule l3e-3 Transaction Statement (Pursuant to Section
                 13(e) of the Securities Exchange Act of 1934)

                            PRICELLULAR CORPORATION
                                (Name of Issuer)

                            PriCellular Corporation
                         American Cellular Corporation
                        Spectrum Equity Investors, L.P.
                                Brion Applegate
                      (Name of Person(s) Filing Statement)

                      Class A Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    74150410
                     (CUSIP Number of Class of Securities)

                                 -------------

        Brion Applegate                                Brian McTernan
Spectrum Equity Investors, L.P.                 American Cellular Corporation
 245 Lytton Avenue, Suite 175                (formerly PriCellular Corporation)
      Pal Alto, CA 94301                           1336 Basswood, Suite F
        (415) 464-4600                           Schaumburg, Illinois 60173
                                                       (847) 843-9081
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 --------------

                                   Copies to:

                                  Scott Haber
                                Latham & Watkins
                       505 Montgomery Street, 19th Floor
                            San Francisco, CA 94111
                                 (415) 395-8137

                                 --------------

                                 June 2, 1998
(Date Information Statement First Published, Sent, or Given to Securityholders)

    THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

               Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                                 --------------


                           CALCULATION OF FILING FEE


===============================================================================
        TRANSACTION VALUATION              AMOUNT OF FILING FEE
-------------------------------------------------------------------------------

           $810,791,740.99(1)                  $162,158.35
===============================================================================
(1) The amount on which the filing fee was calculated was determined as described in PriCellular's Information Statement on Schedule 14C, which is incorporated herein by reference.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)  Amount Previously Paid: $162,158.35
2)  Form, Schedule or Registration Statement No.: Preliminary Schedule 14C
3)  Filing Party: PriCellular Corporation
4)  Date Filed: April 6, 1998
===============================================================================


               This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") relates to the merger (the "Merger") between American Cellular Corporation ("ACC") and PriCellular Corporation ("PriCellular") pursuant to an Agreement and Plan of Merger dated as of March 6, 1998 between ACC and PriCellular (the "Merger Agreement"). This Schedule 13E-3 was originally filed jointly by PriCellular, ACC, Spectrum Equity Investors, L.P. ("Spectrum") and Mr. Brion Applegate. By filing this Schedule 13E-3, none of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934 is applicable to the Merger or the other transactions consummated pursuant to the Merger Agreement.

               In the Merger, which was completed on June 25, 1998, ACC merged with and into PriCellular, with PriCellular as the surviving corporation. The surviving corporation then changed its name to "American Cellular Corporation." At the effective time of the Merger, all issued and outstanding shares of PriCellular Class A Common Stock and Class B Common Stock were converted into the right to receive cash, at $14.00 per share (without interest); all issued and outstanding shares of PriCellular Series A Cumulative Convertible Preferred Stock were converted into the right to receive an amount in cash equal to $14.00 (without interest) for each share of common stock into which such preferred stock was convertible at the effective time of the Merger. Trading in shares of PriCellular Class A Common Stock on the American Stock Exchange ceased at the opening of trading on June 26, 1998.

               Several of PriCellular's principal stockholders (certain members of the Price family, AT&T Wireless Services, Inc. and The Thomas H. Lee Company) approved the Merger on May 27, 1998 by signing a written stockholders' consent pursuant to a voting agreement. Spectrum also approved the Merger by signing a written consent. Since those stockholders controlled more than 67% of the fully-diluted voting power of PriCellular, no further vote was necessary to approve the Merger.

               In connection with the Merger, PriCellular filed an Information Statement on Schedule 14C (the "Information Statement" or the "Schedule 14C") which was mailed to all holders of PriCellular stock. A copy of the Merger Agreement is attached as Exhibit A to the Information Statement.

               The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14C of the information required to be included in response to the items of this Statement. The information in the Schedule 14C, including all Exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule 14C.


                             CROSS REFERENCE SHEET


                                                      Where located in
Item in Schedule 13E-3                                  Schedule 14C
----------------------                                ----------------
Item 1 (a)..........................    Cover Page and "THE COMPANIES"
Item 1 (b)..........................    Cover Page and "MARKET PRICE OF AND DIVIDENDS ON
                                        PRICELLULAR COMMON STOCK"
Item 1(c)...........................    "MARKET PRICE OF AND DIVIDENDS ON PRICELLULAR COMMON
                                        STOCK"
Item 1 (d)..........................    "MARKET PRICE OF AND DIVIDENDS ON PRICELLULAR COMMON
                                        STOCK"
Item 1 (e)..........................    **
Item 1(f)...........................    "PURCHASES OF PRICELLULAR STOCK BY ACC AND THE
                                        COMPANY"
Item 2..............................    "THE COMPANIES," "MANAGEMENT OF PRICELLULAR" and
                                        "MANAGEMENT OF ACC"
Item 3(a)(1)........................    **
Item 3 (a)(2).......................    "THE MERGER--Background of the Merger"
Item 3 (b)..........................    **
Item 4(a)...........................     "THE MERGER," "THE MERGER AGREEMENT," "THE VOTING
                                        AGREEMENT" and "SUMMARY"
Item 4(b)...........................    "THE MERGER - Merger Consideration"
Item 5(a)-(g).......................    "THE MERGER--Conduct of Business After the Merger," "THE
                                        MERGER--Certain Effects of the Merger" and "THE MERGER--Merger
                                        Financing"
Item 6 (a)..........................    "THE MERGER--Merger Financing" and "THE MERGER
                                        AGREEMENT--High Yield Financing"
Item 6(b)...........................    "THE MERGER--Expenses of the Transaction" and "THE MERGER
                                        AGREEMENT--Expenses and Fees"
Item 6(c)...........................    "THE MERGER--Merger Financing" and "THE MERGER
                                        AGREEMENT--High Yield Financing"
Item 6(d)...........................    **
Item 7 (a)-(c)......................    "THE MERGER--Background of the Merger," "THE
                                        MERGER--Recommendation of the PriCellular Board; Reasons for the Merger"
                                        and "THE MERGER--Purpose and Structure of the Transaction; Reasons of
                                        ACC, Spectrum and Applegate for the Merger; Fairness of the Transaction"
Item 7 (d)..........................    "THE MERGER--Recommendation of the PriCellular Board; Reasons for the
                                        Merger," "THE MERGER--Certain Effects of the Merger" and "THE
                                        MERGER--Certain Federal Income Tax Consequences"
Item 8(a)-(b).......................     "THE MERGER--Recommendation of the PriCellular Board; Reasons for the
                                        Merger," "THE MERGER--Opinions of the Financial Advisors to the
                                        PriCellular Board" and "THE MERGER--Purpose and Structure of the
                                        Transaction; Reasons of ACC, Spectrum and Applegate for the Merger; Fairness
                                        of the Transaction"
Item 8(c)...........................    "THE VOTING AGREEMENT" and "SUMMARY"
Item 8(d)...........................    "THE MERGER--Recommendation of the PriCellular Board; Reasons for the
                                        Merger" and "THE MERGER--Opinions of the Financial Advisors to the
                                        PriCellular Board"
Item 8(e)...........................    "THE MERGER--Recommendation of the PriCellular Board; Reasons for the
                                        Merger"
Item 8(f)                               **
Item 9..............................    "THE MERGER-- Recommendation of the PriCellular Board; Reasons for the
                                        Merger," "THE MERGER--Opinions of the Financial Advisors to the
                                        PriCellular Board" and "THE MERGER--Risks of Insolvency on Former
                                        Stockholders of PriCellular"
Item 10.............................    "SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL
                                        STOCKHOLDERS OF PRICELLULAR" and "
Item 11.............................     "THE MERGER--Interests of Certain Persons in the Merger," "THE VOTING
                                        AGREEMENT" and "OTHER AGREEMENTS"
Item 12(a)..........................    "THE VOTING AGREEMENT"
Item 12(b)..........                    "THE MERGER--Background of the Merger," "THE
                                        MERGER--Recommendation of the PriCellular Board; Reasons for the Merger"
                                        and "THE MERGER--Interests of Certain Persons in the Merger"
Item 13(a)..........................    "APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS" and Appendix E
Item 13 (b) - (c)...................    **
Item 14(a)..........................    "SELECTED HISTORICAL FINANCIAL INFORMATION OF
                                        PRICELLULAR" and "MARKET PRICE OF AND DIVIDENDS ON
                                        PRICELLULAR COMMON STOCK"
Item 14(b)..........................    **
Item 15(a)..........................     "THE MERGER--Interests of Certain Persons in the Merger"
Item 15(b)..........................    **
Item 16.............................    "THE COMPANY," "THE MERGER," "THE MERGER AGREEMENT,"
                                        "THE VOTING AGREEMENT," "OTHER AGREEMENTS" and "SECURITY
                                        OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF
                                        PRICELLULAR"
Item 17(a)..........................    *
Item 17(b)(1).......................    Appendix C and Appendix D
Item 17(c)(1).......................    Appendix B
Item 17(d)..........................    **
Item 17(e)..........................    Appendix E
Item 17 (f).........................    **

-----------
* The information requested by this Item is not required to be included in the Schedule 14C.

** The Item is inapplicable or the answer thereto is in the negative.


Item 1. Issuer and Class of Securities Subject to the Transaction.

               (a) The information set forth in the Information Statement on the cover page and under the caption "THE COMPANIES" is incorporated herein by reference.

               (b) The information set forth in the Information Statement on the cover page and under the caption "MARKET PRICE OF AND DIVIDENDS ON PRICELLULAR COMMON STOCK" is incorporated herein by reference.

               (c) The information set forth in the Information Statement under the caption "MARKET PRICE OF AND DIVIDENDS ON PRICELLULAR COMMON STOCK" is incorporated herein by reference.

               (d) The information set forth in the Information Statement under the caption "MARKET PRICE OF AND DIVIDENDS ON PRICELLULAR COMMON STOCK" is incorporated herein by reference.

               (e) Not applicable.

               (f) The information set forth in the Information Statement under the caption "PURCHASES OF PRICELLULAR STOCK BY ACC AND THE COMPANY" is incorporated herein by reference.

Item 2. Identity and Background.

               (a)-(d) The information set forth in the Information Statement under the captions "THE COMPANIES," "MANAGEMENT OF PRICELLULAR" and "MANAGEMENT OF ACC" is incorporated herein by reference. One of the persons filing this statement is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

               (e)-(f) None of the persons with respect to whom information is provided in response to this Item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations.

               (a)(1) Not Applicable.

               (a)(2) The information set forth in the Information Statement under the caption "THE MERGER--Background of the Merger" is incorporated herein by reference.

               (b) Not applicable.

Item 4. Terms of the Transaction.

               (a) The information set forth in the Information Statement under the captions "THE MERGER," "THE MERGER AGREEMENT," "THE VOTING AGREEMENT" and "SUMMARY" is incorporated herein by reference.

               (b) The information set forth in the Information Statement under the caption "THE MERGER-- Merger Consideration" is incorporated herein by reference.

Item 5. Plans or Proposals of the Issuer or Affiliate

               (a)-(g) The information set forth in the Information Statement under the captions "THE MERGER--Certain Effects of the Merger," "THE MERGER--Merger Financing" and "THE MERGER--Conduct of Business After the Merger" is incorporated herein by reference.

Item 6. Source and Amount of Funds or Other Consideration.

               (a) The information set forth in the Information Statement under the captions "THE MERGER--Merger Financing" and "THE MERGER
AGREEMENT--High Yield Financing" is incorporated herein by reference.

               (b) The information set forth in the Information Statement under the captions "THE MERGER--Expenses of the Transaction" and "THE MERGER AGREEMENT--Expenses and Fees" is incorporated herein by reference.

               (c) The information set forth in the Information Statement under the captions "THE MERGER--Merger Financing" and "THE MERGER
AGREEMENT--High Yield Financing" is incorporated herein by reference.

               (d) Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

               (a)-(c) The information set forth in the Information Statement under the captions "THE MERGER--Background of the Merger," "THE
MERGER--Recommendation of the PriCellular Board; Reasons for the Merger"and "THE MERGER--Purpose and Structure of the Transaction; Reasons of ACC, Spectrum and Applegate for the Merger; Fairness of the Transaction" is incorporated herein by reference.

               (d) The information set forth in the Information Statement under the captions "THE MERGER--Recommendation of the PriCellular Board; Reasons for the Merger," "THE MERGER--Certain Effects of the Merger" and "THE MERGER--Certain Federal Income Tax Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

               (a)-(b) The information set forth in the Information Statement under the captions "THE MERGER--Recommendation of the PriCellular Board; Reasons for the Merger," "THE MERGER--Opinions of the Financial Advisors to the PriCellular Board" and "THE MERGER--Purpose and Structure of the Transaction; Reasons of ACC, Spectrum and Applegate for the Merger; Fairness of the Transaction" is incorporated herein by reference.

               (c) The information set forth in the Information Statement under the captions "THE VOTING AGREEMENT" and "SUMMARY" is incorporated herein by reference.

               (d) The information set forth in the Information Statement under the captions "THE MERGER--Recommendation of the PriCellular Board; Reasons for the Merger" and "THE MERGER--Opinions of the Financial Advisors to the PriCellular Board" is incorporated herein by reference.

               (e) The information set forth in the Information Statement under the caption "THE MERGER--Recommendation of the PriCellular Board; Reasons for the Merger" is incorporated herein by reference.

               (f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

               (a)-(c) The information set forth in the Information Statement under the captions "THE MERGER-- Recommendation of the PriCellular Board; Reasons for the Merger," "THE MERGER--Opinions of the Financial Advisors to the PriCellular Board" and "THE MERGER--Risks of Insolvency on Former Stockholders of PriCellular" is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

               (a)-(b) The information set forth in the Information Statement under the caption "SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF PRICELLULAR" is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

               The information set forth in the Information Statement under the captions "THE MERGER--Interests of Certain Persons in the Merger," "THE VOTING AGREEMENT" and "OTHER AGREEMENTS" is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

               (a) The information set forth in the Information Statement under the caption "THE VOTING AGREEMENT" is incorporated herein by reference.

               (b) The information set forth in the Information Statement under the captions "THE MERGER--Background of the Merger," "THE
MERGER--Recommendation of the PriCellular Board; Reasons for the Merger" and "THE MERGER--Interests of Certain Persons in the Merger" is incorporated herein by reference.

Item 13. Other Provisions of the Transaction.

               (a) The information set forth in the Information Statement under the caption "APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS" and in Appendix E to the Information Statement is incorporated herein by reference.

               (b) Not applicable.

               (c) Not applicable.

Item 14. Financial Information.

               (a) The information set forth in the Information Statement under the captions "SELECTED HISTORICAL FINANCIAL INFORMATION OF PRICELLULAR" and "MARKET PRICE OF AND DIVIDENDS ON PRICELLULAR COMMON STOCK" is incorporated herein by reference, as is the information in PriCellular's Annual Report on Form 10-K for the year ended December 31, 1997 (as amended) and its quarterly report on Form 10-Q for the quarterly period ended March 31, 1998.

               (b) Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized.

               (a) The information set forth in the Information Statement under the caption "THE MERGER--Interests of Certain Persons in the Merger" is incorporated herein by reference.

               (b) Not applicable.

Item 16. Additional Information.

               The information set forth in the Information Statement under the captions "THE COMPANY," "THE MERGER," "THE MERGER AGREEMENT," "THE VOTING AGREEMENT," "OTHER AGREEMENTS" and "SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF PRICELLULAR" is incorporated herein by reference.

Item 17. Material to be Filed as Exhibits.

(a)(1)*              --    Credit Facilities Commitment Letter dated March 6, 1998 among TD Securities (USA) Inc.,
                           Merrill Lynch Capital Corporation and ACC.
(a)(2)*              --    Indenture for $285,000,000 10 1/2% Senior Notes due 2008, dated as of May 13, 1998 by and between ACC and Chase Manhattan Bank and Trust Company, N.A.
(a)(3)               --    Credit Agreement dated June 25, 1998, among American Cellular Wireless LLC, as
                           Borrower, and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated,
                           TD Securities (USA), Inc. and the several other lenders parties thereto.
(b)(1)               --    Fairness Opinion of Gleacher NatWest Inc. (incorporated herein by reference to Appendix C of the Information Statement)
(b)(2)               --    Fairness Opinion of SBC Warburg Dillon Read Inc. (incorporated herein by reference to
                           Appendix D of the Information Statement)
(b)(3)               --    Solvency Opinion of Valuation Research
(c)(1)               --    Voting Agreement dated as of March 6, 1998 between ACC and certain stockholders named therein (incorporated herein by reference to Appendix B of the Information Statement)
(c)(2)*              --    Spectrum Equity Investors, L.P. Side Letter dated as of March 6, 1998
(c)(3)*              --    AT&T Wireless Services, Inc. Consent and Waiver dated as of March 6, 1998
(d)                  --    Definitive Information Statement on Schedule 14C dated May 28, 1998 (incorporated herein by reference).
(e)                  --    "Appraisal Rights of Dissenting Shareholders" and Section 262 of the General Corporation
                           Law of the State of Delaware (incorporated herein by reference to Appendix C of the
                           Information Statement and the information under the caption "APPRAISAL RIGHTS OF
                           DISSENTING STOCKHOLDERS")
(f)                        Not Applicable

   * Previously filed.

                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 2, 1998



AMERICAN CELLULAR CORPORATION             PRICELLULAR CORPORATION


By: /s/ Brian McTernan                    By: /s/ Brian McTernan
    -----------------------------             ----------------------------
    Name:  Brian McTernan                     Name: Brian McTernan
    Title: President


SPECTRUM EQUITY INVESTORS, L.P.           BRION APPLEGATE

By: Spectrum Equity Associates, L.P.


By: /s/ Brion Applegate                   /s/  Brion Applegate
    -----------------------------         --------------------------------
   Name:  Brion Applegate
   Title: General Partner


                                                      EXHIBIT INDEX

Exhibit No.                                            Description                                                      Page No.
-----------                                            -----------                                                      --------
(a)(1)*              --    Credit Facilities Commitment Letter dated March 6, 1998 among TD Securities (USA) Inc.,
                           Merrill Lynch Capital Corporation and ACC.
(a)(2)*              --    Indenture for $285,000,000 10 1/2% Senior Notes due 2008, dated as of May 13, 1998 by and between ACC and Chase Manhattan Bank and Trust Company, N.A.
(a)(3)               --    Credit Agreement dated June 25, 1998, among American Cellular Wireless LLC, as
                           Borrower, and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated,
                           TD Securities (USA), Inc. and the several other lenders parties thereto.
(b)(1)               --    Fairness Opinion of Gleacher NatWest Inc. (incorporated herein by reference to Appendix C of the Information Statement)
(b)(2)               --    Fairness Opinion of SBC Warburg Dillon Read Inc. (incorporated herein by reference to
                           Appendix D of the Information Statement)
(b)(3)               --    Solvency Opinion of Valuation Research
(c)(1)               --    Voting Agreement dated as of March 6, 1998 between ACC and certain stockholders named therein (incorporated herein by reference to Appendix B of the Information Statement)
(c)(2)*              --    Spectrum Equity Investors, L.P. Side Letter dated as of March 6, 1998
(c)(3)*              --    AT&T Wireless Services, Inc. Consent and Waiver dated as of March 6, 1998
(d)                  --    Definitive Information Statement on Schedule 14C dated May 28, 1998 (incorporated herein by reference).
(e)                  --    "Appraisal Rights of Dissenting Shareholders" and Section 262 of the General Corporation
                           Law of the State of Delaware (incorporated herein by reference to Appendix C of the
                           Information Statement and the information under the caption "APPRAISAL RIGHTS OF
                           DISSENTING STOCKHOLDERS")
(f)                        Not Applicable

   * Previously filed.